April 14, 2020

Lloyd Spencer
President
Deep Green Waste & Recycling, Inc.
13110 NE 177th Place, Suite 293
Woodinville, WA 98072

       Re: Deep Green Waste & Recycling, Inc.
           Registration Statement on Form S-1
           Filed March 18, 2020
           File No. 333-237257

Dear Mr. Spencer:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed March 18, 2020

Prospectus Summary
Overview, page 4

1. We note you plan to re-launch your waste and recycling services business. Please revise your disclosure here to clarify whether you are currently engaged in any business activities. To the extent that you do not have any current business operations, please clearly disclose such in the summary and include a corresponding risk factor.
 Lloyd Spencer
FirstName LastNameLloyd Spencer
Deep Green Waste & Recycling, Inc.
Comapany NameDeep Green Waste & Recycling, Inc.
April 14, 2020
April 2 2020 Page 2
Page 14,
FirstName LastName
Risk Factors
Our independent registered accounting firm has expressed concerns about our ability to continue as a going concern, page 11

2. Please revise your disclosure to state that your independent registered accountant has expressed substantial doubt rather than merely that they expressed concerns about your ability to continue as a going concern. Please also revise your disclosure in the fourth paragraph on page 38 to state that your independent accountant has expressed substantial doubt rather than that they have expressed doubt about your ability to continue as a going concern.
The Company will likely incur debt, page 13

3. We note disclosure that you currently have limited operations and that you have significant outstanding debt. Please revise this risk factor to quantify your outstanding debt, including the outstanding accounts payable and default judgments against you, and the related attendant risks.
Description of Securities
Preferred Stock, page 27

4. Please disclose the total number of Series B Convertible Preferred Stock (and related number of common stock that the Preferred Stock may be converted into) issued and outstanding as of the latest practicable date. In this regard, we note that on February 4,
         2020, the Company issued Bill Edmonds 25,000 shares of its Series B Convertible
         Preferred Stock.
Description of Securities
Options and Warrants, page 28

5. We note your disclosure on page 22 that 14,473 of the shares registered and issuable upon the exercise of warrants relate to warrants issued to Mary Williams on November 30,
         2017. It appears that these shares were inadvertently excluded from the table and from footnote (ix) on page 28. Please revise or advise.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Liquidity and Capital Resources, page 37

6.       Please expand your disclosure to address the impact of the following:

              Your working capital deficit of $4,021,949 at December 31, 2019; The legal judgments against you related to defaults on payment obligations in the
              amount of $487,364, and;
              Clarify why you have customer deposits related to businesses sold in 2018 that have not been refunded at December 31, 2019.
 Lloyd Spencer
FirstName LastNameLloyd Spencer
Deep Green Waste & Recycling, Inc.
Comapany NameDeep Green Waste & Recycling, Inc.
April 14, 2020
Page 14,
April 3 2020 Page 3
FirstName LastName
7. Please describe the terms of any outstanding principal indebtedness including the maturity and interest rate of your outstanding promissory notes. In this regard, we note that the
         Company issued to Armada Investment Fund, LLC a convertible promissory note in the
         amount of $23,000 that was later assigned to Sylios Corp.
Required Capital Over the Next Fiscal Year, page 38

8. We note your disclosure that you will have to raise an additional $500,000 to fund your operations through the end of fiscal year 2020. Based on your 12 month milestones disclosed on pages 33 and 34, it is unclear to us how raising $500,000 of additional capital will be sufficient to fund your operations and achieve your milestones through the end of fiscal year 2020. Please revise your disclosure to clarify this here and in your milestone disclosures.
Directors, Executive Officers, Promoters, and Control Persons, page 39

9. Please revise the biographical descriptions for your executive officers and director to disclose each person's principal occupation and employment during the most recent five years and the name and business of any corporation or other organization in which such occupation and employment were carried on. Refer to Item 401(e) of Regulation S-K.
Consolidated Statement of Operations, page F-3

10. We note your disclosure in Note A on page F-6 that you sold your wholly-owned subsidiaries, CARE and CFSI, and ceased your waste recycling business activities August
         7, 2018. Please revise your presentation of discontinued operations to comply with the presentation requirements in ASC 205-20-45-3 through 45-9. Please also present basic and diluted net loss per share for discontinued operations either on the face of the income statement or in the notes to the financial statements. Refer to ASC 260-10-45-3.
Note B - Summary of Significant Accounting Policies
Financial Instruments and Fair Value of Financial Instruments, page F-7

11. We note your disclosure that you had no financial assets or liabilities carried and measured at fair value on a recurring or nonrecurring basis during the periods presented.
         Please provide the required fair value disclosures.
Note F - Debt, page F-12

12. We note you appear to have made no payments on your outstanding debt during the fiscal year 2019. Please tell us and disclose the payment terms of each issue of debt and disclose whether you are in default on any issuances of such debt. Please also provide details including, amounts by specific debt instrument, which comprise the balance of long-term debt at December 31, 2019 and tell us how you determined long-
         term classification was appropriate.
 Lloyd Spencer
FirstName LastNameLloyd Spencer
Deep Green Waste & Recycling, Inc.
Comapany NameDeep Green Waste & Recycling, Inc.
April 14, 2020
Page 14,
April 4 2020 Page 4
FirstName LastName



Note G - Capital Stock
Warrants and options, page F-17

13. We note your disclosure that you issued promissory notes and warrants in fiscal year
         2018. Based on disclosures in Note C - Discontinued Operations. and in footnotes (ix),
         (x) and (xi) on page 28, it appears that certain promissory notes issued in 2017 and 2018 were transferred in connection with the sale of CARE and CFSI. Please address the following:

              Please expand your disclosure to explain the rights and privileges of the various debt securities outstanding during the periods presented including:
(1) general character
              of each promissory note, including the interest rate; (2) the date of maturity; and (3)
              if convertible, the basis for conversion. Please refer to ASC 470-10-50-5 and ASC
              505-10-50-3;
              Please reconcile proceeds from issuance of the promissory notes during 2018 shown on page F-17, to the proceeds presented in the statement of cash flows for the year ended December 31, 2018, and;
              Please tell us how you allocated the proceeds from issuance of the promissory notes and warrants. Refer to ASC 470-20-25-2.
Note H - Income Taxes, page F-18

14. We note your disclosure that the company has a history of operating losses, including an operating loss for the year ended December 31, 2019. Please disclose the amounts and expiration dates of operating loss and tax credit carryforwards at December 31, 2019.
         Refer to ASC 740-10-50-3a. Please also describe the tax years that remain subject to examination by major tax jurisdictions. Refer to ASC 740-10-50-15e. Exhibits

15. We note that this registration statement covers the resale of up to 20,403,706 shares of common stock previously issued to the selling shareholders, 802,931 shares of common stock issuable upon the exercise of multiple warrants and 6,000,000 shares of common stock issuable upon conversion of a convertible note. Please have counsel revise its opinion to clarify that the 20,403,706 shares that are currently issued and outstanding
         "are" legally, issued, fully paid and non-assessable and that the 802,931 shares of common stock issuable upon the exercise of warrants and 6,000,000 shares of common stock issuable upon conversion of the convertible note "will be" legally issued, fully paid and non-assessable.
16. Please file the debt instruments relating to the notes payable owed to the seller of Compaction and Recycling Equipment, Inc. and Columbia Financial Services, Inc., and
         the Factor's notice of default that you refer to in Note F to your consolidated financial
 Lloyd Spencer
Deep Green Waste & Recycling, Inc.
April 14, 2020
Page 5
      statements or tell us why you believe you are not required to do so. Refer to Item
      601(b)(10) of Regulation S-K.
General

17. We note that the auditor's consent included in Exhibit 23.2 makes reference to their audit report dated March 13, 2020 on your consolidated financial statements for the years ended
      December 31, 2019 and 2018. Please have your auditor revise their consent to reference the correct date of the audit report included on page F-1 of the registration statement pursuant to Item 601 of Regulation S-K and to reference the audited financial statements on which the report opines.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Sondra
Snyder, Staff Accountant, at (202) 551-3332 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-
3642 with any other questions.




                                                           Sincerely,
FirstName LastNameLloyd Spencer
                                                           Division of
Corporation Finance
Comapany NameDeep Green Waste & Recycling, Inc.
                                                           Office of Energy &
Transportation
April 14, 2020 Page 5
cc:       Matthew McMurdo
FirstName LastName